UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)

PetIQ, Inc.
(Name of Issuer)
Class A Common Stock
(Title of Class of Securities
71639T106
CUSIP Number

December 31, 2020
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71639T106

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Geneva Capital Management LLC 39-1567956
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,585
	6	SHARED VOTING POWER 1,333,474
	7	SOLE DISPOSITIVE POWER 2,585
	8	SHARED DISPOSITIVE POWER 1,407,345
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,409,930
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 71639T106

Item 1.
(a)	Name of Issuer
PetIQ, Inc.
(b)	Address of Issuer’s Principal Executive Offices
923 S. Bridgeway Pl
Eagle, ID 83616

Item 2.
(a)	Name of Persons Filing
Geneva Capital Management LLC
(b)	Address of Principal Business Office or, if none, Residence
100 E Wisconsin Ave., Suite 2550
Milwaukee, WI 53202

(c)	Citizenship
Delaware
(d)	Title of Class of Securities
Class A Common Stock
(e)	CUSIP Number
71639T106
Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☒ An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

CUSIP No. 71639T106

Item 4.	Ownership.
(a)	Amount Beneficially Owned: 1,409,930
(b)	Percent of Class: 5.6%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: 2,585
(ii)	Shared power to vote or to direct the vote: 1,333,474
(iii)	Sole power to dispose or to direct the disposition of: 2,585
(iv)	Shared power to dispose or to direct the disposition of: 1,407,345
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Certain institutional and individual clients of Geneva ultimately own all of the Shares included on this Schedule and have the right to receive, or the power to direct the receipt of, dividends and proceeds from the sale of such Shares.  No one client has granted Geneva investment discretion or voting authority over 5% or more of the Shares.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable
Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP No. 71639T106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2021
Geneva Capital Management LLC By: /s/ Stephen J. Shenkenberg Name: Stephen J. Shenkenberg Title: Principal, General Counsel and Chief Compliance Officer